Filed by Americas Silver Corporation
(Commission File No.: 001-37982)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Pershing Gold Corporation
(Commission File No.: 001-37481)

AMERICAS SILVER CORPORATION REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS

TORONTO, ONTARIO—November 4, 2018—Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) today reported consolidated financial and operational results for the third quarter of 2018.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Silver Corporation SEDAR profile at www.sedar.com, on its EDGAR profile at www.sec.gov, and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

Third Quarter Highlights

●	Production of 1.4 million consolidated silver equivalent ounces[1], an increase of 27% year-over-year, including 0.3 million silver ounces.
●
Revenue of $11.7 million and net loss of $5.8 million for the quarter or ($0.13) per share, an increase in revenue of 20% and an increase in net loss of 109% compared to Q3-2017, including $3.3 million of negative provisional pricing adjustments.

●	Consolidated zinc production of 7.9 million pounds and lead production of 7.5 million pounds, increases of 451% and 40%, respectively.
●
Cost of sales of $9.08/oz. equivalent silver, by-product cash cost[2] of $4.95/oz. silver, and all-in sustaining cost[2] (“AISC”) of $15.94/oz. silver for the quarter, representing year-over-year decreases of 1% and 61%, and an increase of 1%, respectively. Cost of sales of $8.46/oz. equivalent silver, by-product cash cost of negative ($1.31/oz.) silver, and AISC of $9.03/oz. silver for the first nine months of 2018, representing year-over-year decreases of 16%, 114%, and 31%, respectively.

●	San Rafael achieved its goal of sustaining a milling rate of over 1,700 tonnes per operating day.
●	The Galena Complex resumed normal operations in mid-July following hoist repairs completed late in Q2-2018.
●
The Company entered into a definitive agreement with Pershing Gold Corporation (“Pershing Gold”) to complete a business combination. The combination will add an attractive gold-silver development project in Nevada with significant precious metal growth to the Company’s production profile.

●	The Company had a cash balance of $3.1 million and working capital balance of $3.3 million as at September 30, 2018.

1 Silver equivalent production throughout this press release was calculated based on silver, zinc, lead and copper realized prices during each respective period.

2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2017 year-end and quarterly MD&A.

During the quarter, cash cost, AISC and silver equivalent production were negatively impacted as the realized prices on sales of zinc and lead decreased by 22% and 18%, respectively, compared to the first half of 2018. Production at the Cosalá Operations for the quarter was negatively impacted by an unplanned mill repair at Los Braceros lasting approximately 10 days impacting one of the two mills, in addition to approximately 120 hours of lost operating time at the process plant due to periodic power outages stemming from delivery problems originating with the electricity provider. Galena Complex milled tonnage was lower as the mine resumed normal operations following hoist repairs completed late in Q2, 2018.

“Despite the operational and weather-related challenges, and the low metal prices experienced in the third quarter, the Company continued to increase mill throughput at San Rafael through the quarter,” said Darren Blasutti, President & CEO of Americas Silver. “As a result, the San Rafael mill is now consistently achieving over 1,700 tonnes per day. With capital development to reach the Main Zone nearing completion at San Rafael and Galena running smoothly since mid-July, we expect the fourth quarter to achieve the highest silver and silver equivalent production quarter of 2018.”

Mr. Blasutti continued, “Shareholders of both companies have been enthusiastic in their support of the announced combination with Pershing Gold Corporation, expected to close in Q1, 2019. Pershing Gold will add a shovel-ready, low capital, gold-silver project in Nevada to the Company’s operating platform. When it is completed, it is expected to add 75,000 to 90,000 oz. of low-cost gold ounces, generate post-tax cash flow of approximately $25-30 million annually over expected seven-year the life of mine, and increase precious metal production by over 5 times to over 60% of silver equivalent production. This is a transformational transaction for our Company and we are looking forward to beginning development of our next mine now that our management team has completed the ramp-up of San Rafael.”

 Consolidated Production and Operating Costs

Consolidated Production and Cost Details
	Q3 2018	Q3 2017
Total ore processed (tonnes milled)	170,379	174,677
Silver produced (ounces)	323,497	564,833
Zinc produced (pounds)	7,906,601	1,433,961
Lead produced (pounds)	7,536,660	5,369,482
Copper produced (pounds)	-	507,285
Silver equivalent produced (ounces)	1,410,909	1,107,874
Silver recovery (percent)	76.2	90.9
Silver grade (grams per tonne)	77	111
Silver sold (ounces)	309,672	542,298
Zinc sold (pounds)	7,813,957	1,258,532
Lead sold (pounds)	7,194,207	5,224,322
Copper sold (pounds)	-	460,227
Cost of sales ($ per silver equivalent ounce)[1]	$9.08	$9.17
Silver cash cost ($ per silver ounce) [1]	$4.95	$12.61
All-in sustaining cost ($ per silver ounce) [1]	$15.94	$15.92
[1]
Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce for Q3, 2017 excludes pre-production of 160,128 silver ounces and 238,919 silver equivalent ounces mined from El Cajón, respectively, and 5,146 silver ounces and 30,161 silver equivalent ounces mined from San Rafael, respectively, during its commissioning period. Pre-production revenue and cost of sales from El Cajón and San Rafael are capitalized as an offset to development costs.

During Q3-2018, the Company produced 1.4 million consolidated silver equivalent ounces including 0.3 million silver ounces, compared to production of 1.1 million consolidated silver equivalent ounces including 0.6 million silver ounces during Q3-2017. Consolidated silver equivalent production increased due to the greater output of zinc and lead by-product metals from the San Rafael mine at the Cosalá Operations though tempered by lower silver-lead tonnage at the Galena Complex. Consolidated production was negatively impacted during the quarter at the Cosalá Operations by the unplanned mill repair and the periodic power outages. As previously announced on June 14, 2018, production at the Galena Complex was negatively impacted by two issues affecting the No.3 Shaft: a 10-day suspension of hoisting in late April to allow the repair of steel sets in the shaft, and a 17-day shutdown of the hoist in June to address a mechanical failure in the brake mechanism. Repairs were completed by the end of June 2018 and the Galena Complex resumed normal operations in Q3-2018 by mid-July losing roughly half a month’s production.

In Q3-2018, consolidated costs of sales were $9.08/oz. equivalent silver, by-product cash costs were $4.95/oz. silver, and AISC were $15.94/oz. silver, representing year-over-year decreases of 1% and 61%, and an increase of 1%, respectively. The improvement in cash costs was a result of the significant increase in zinc and lead production primarily from the San Rafael mine compared to Q3-2017 when the Company’s previous mine, Nuestra Señora, was in production. The base metal production increases were offset by decreases in the realized prices for zinc and lead during the period which negatively impacted by-product cash costs, and AISC.

Net loss of $5.8 million was recorded for the quarter, compared to net loss of $2.8 million for the third quarter of 2017. The increase in net loss was primarily attributable to decreases in realized prices on the sale of silver, zinc, and lead compared to prior periods including negative provisional price adjustments of $3.3 million on the sale of concentrate and higher depreciation and deletion charges. The Company generated cash from operating activities before non-cash working capital items of $4.9 million for the first three quarters of 2018 compared to $5.9 million in the same period in 2017.

As announced by joint press release September 30, 2018 the Company has entered into a definitive agreement to complete a business combination with Pershing Gold Corporation (“Pershing Gold”). The combination will add an attractive gold-silver development project in Nevada with significant precious metal growth to the Company’s production profile. Under the terms of the transaction, shareholders of Pershing Gold will receive 0.715 common shares of the Company for each outstanding Pershing Gold common shares held.  Please see the below section “Important Information for Investors and Stockholders”. 3  A special meeting of shareholders of Americas Silver will be held in connection with the transaction and closing is expected to occur during the first quarter of 2019 subject to, among other conditions, receipt of necessary approvals, including the requisite Americas Silver and Pershing Gold shareholder approvals and regulatory approvals.

Effective August 29, 2018, union membership at the Galena Complex ratified a collective bargaining agreement between a subsidiary of Americas Silver and the United Steel Workers Union. The agreement runs until August 28, 2022 and covers substantially all the operation’s hourly employees.

The Company experienced a number of unexpected events that have impacted year-to-date production, specifically: Galena’s 10-day shutdown for shaft maintenance (April); Galena’s 17-day No.3 hoist issue (June-July) and ramp-up of production in July; at Cosalá, a 10-day shutdown for repairs to one of the primary grinding mills; and approximately 120 hours of cumulative mill downtime due to periodic power outages stemming from delivery problems originating with the electricity provider. The metals industry has also experienced a sharp decrease in spot and realized prices as previously discussed, impacting silver equivalency, cost of sales per ounce, cash costs per ounce, and AISC. As a result, the Company is re-assessing its guidance for the year and intends to update the market later in the Q4, 2018.

3 Details and other documents and information relating to the Pershing Gold merger transaction can be found on the Company’s website at www.americassilvercorp.com, its SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov.

Further information concerning the consolidated and individual mine operations is included in the Company’s third quarter Condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2018 and Management’s Discussion and Analysis for the three and nine months ended September 30, 2018.

Q3 2018 Earnings Conference Call

President & CEO Darren Blasutti will be hosting a Q3, 2018 earnings conference call on Monday, November 5, 2018 at 8:30am EDT.  A copy of the presentation will be made available on the company’s website at www.americassilvercorp.com.

Step 1: Dial-In
Canada and USA Toll-Free    1-800-954-0584
 International Toll Number +1-416-981-9004

Step 2: Online Login
https://cc.callinfo.com/r/1embx189mhs59&eom

Callers are advised to dial-in 10-15 minutes prior to the call. As there is no audio on the participant URL, please dial-in to follow along with the presentation.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions.  It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company holds an option on the San Felipe development project in Sonora, Mexico. For further information please see SEDAR or americassilvercorp.com.

Qualified Persons

Daren Dell, Chief Operating Officer and Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see the “Technical Report and Estimated Resources for the San Felipe Project, Sonora, Mexico” with an effective date of March 15, 2018, the “Americas Silver Corporation Technical Report on the Galena Complex, Shoshone County, Idaho, USA” with an effective date of December 23, 2016, and “Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico” with an effective date of March 18, 2016, as applicable, which are available on Americas Silver’s profile on SEDAR at www.sedar.com or at americassilvercorp.com.

All scientific and technical information related to Pershing Gold’s Relief Canyon project has been reviewed and approved by either Paul Tietz, Certified Professional Geologist #11720, Neil Prenn, P.E. #7844, Carl Defilippi, registered member SME#775870RM, or Mark Jorgensen, MMSA#01202QP who are each Qualified Persons under the definitions established by NI 43-101. For further information please see “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” with an effective date of May 24, 2018, which is available on Pershing Gold’s EDGAR profile at  https://www.sec.gov/ and on SEDAR at www.sedar.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational, production, and development plans, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry, as well as statements relating to the proposed transaction with Pershing Gold, including, potential improvements in production, cash flow, and access to capital, references to anticipated  profits, risk, realized value and return; construction, production, and development plans at the Relief Canyon project and estimates and forecasts with respect to the expected project economics for the Relief Canyon project, the  timing  of  the respective shareholder  meetings, receipt of required approvals  and  the  closing  of  the proposed transaction. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. Additional information regarding the factors that may cause actual results to differ materially from these forward‐looking statements is available in Pershing Gold’s filings with the SEC, including the Annual Report on Form 10‐K for the year ended December 31, 2017, and in the Americas Silver’s filings with on SEDAR. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Important Information for Investors and Stockholders:

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver and Pershing Gold or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Pershing Gold, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing Gold and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing Gold is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its Form 6-K for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Pershing Gold’s proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

The proposed transaction (or certain matters related thereto) between Americas Silver and Pershing Gold will be submitted to the respective stockholders of Americas Silver and Pershing Gold for their consideration. Americas Silver will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Pershing Gold that also constitutes a prospectus of Americas Silver. Americas Silver will file an Information Circular with the applicable Canadian securities administrators. Pershing Gold will deliver the proxy statement/prospectus to its stockholders as required by applicable law. Americas Silver will deliver the Information Circular to its stockholders as required by applicable law. Americas Silver and Pershing Gold also plan to file or furnish other documents with the SEC regarding the proposed transaction. This press release is not a substitute for any prospectus, proxy statement, information circular or any other document which Americas Silver and Pershing Gold may file with or furnish to the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING GOLD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING GOLD, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular and other documents containing important information about Americas Silver and Pershing Gold, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov, and with the Canadian securities administrators, through the website at www.sedar.com. Pershing Gold and Americas Silver will make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC and the Canadian securities administrators.

For more information:
Darren Blasutti
President and CEO
416-848-9503

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This news release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver Corporation (“Americas Silver”) and Pershing Gold Corporation (“Pershing”) or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Pershing, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its Form 6-K for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Pershing’s proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

The proposed transaction (or certain matters related thereto) between Americas Silver and Pershing will be submitted to the respective stockholders of Americas Silver and Pershing for their consideration. Americas Silver will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Pershing that also constitutes a prospectus of Americas Silver. Americas Silver will file an Information Circular with the applicable Canadian securities administrators. Pershing will deliver the proxy statement/prospectus to its stockholders as required by applicable law. Americas Silver will deliver the Information Circular to its stockholders as required by applicable law. Americas Silver and Pershing also plan to file or furnish other documents with the SEC regarding the proposed transaction. This news release is not a substitute for any prospectus, proxy statement, information circular or any other document which Americas Silver and Pershing may file with or furnish to the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular and other documents containing important information about Americas Silver and Pershing, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov, and with the Canadian securities administrators, through the website at www.sedar.com. Pershing and Americas Silver will make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC and the Canadian securities administrators.